                            EXHIBIT 28.1 (5 PAGES)

                 PRESS RELEASE DATED APRIL 13, 1998 ANNOUNCING
                 EARNINGS FOR THE QUARTER ENDED MARCH 31, 1998

                    PMFI PERPETUAL MIDWEST FINANCIAL, INC.
--------------------------------------------------------------------------------



FOR IMMEDIATE RELEASE

                                                  DATE: April 13, 1998
                                                  CONTACT: Rick L. Brown, CFO
                                                           (319) 366-1851

                       PERPETUAL MIDWEST FINANCIAL, INC.


CEDAR RAPIDS, IOWA------

         Perpetual Midwest Financial, Inc., parent of Perpetual Savings Bank, FSB, announced that the company had all time record earnings for the third quarter ended March 31, 1998 of $628,000. This was a 44.7% increase in earnings over the $434,000 the company earned in the same quarter last year. Earnings per share rose 41.7% to $0.34 in the quarter ended March 31, 1998 from $0.24 per share earned in the same quarter last year.

         Net interest income, before provision for loan losses, for the three months ended March 31, 1998 increased $275,000 to $3.0 million as compared to the same period last year. Interest income increased $371,000 to $7.7 million while interest expense increased $96,000 to $4.7 million for the three months ended March 31, 1998, as compared to the three months ended March 31, 1997.

         Earnings for the nine month period ended March 31, 1998 resulted in net income of $1.6 million or $0.90 per share of common stock. This compared to a net loss of $38,000 or ($0.02) per share of common stock for the nine months ended March 31, 1997 or net income of $853,000 or $0.45 per share of common stock before a special SAIF assessment.

         The increase in earnings for the first nine months of fiscal 1998 compared to the same period last year was predominantly due to an increase of $881,000 net interest income, a $273,000 decrease for provision for loan losses, and a $1.5 million decrease in other expenses predominantly due to the $1.5 million expense for a special assessment on SAIF-insured institutions in order to recapitalize the SAIF insurance fund in 1997, offset by a $1.0 million increase in tax provision.


                                      1
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Perpetual Midwest Financial, Inc. Press Release
April 13, 1998
Page 2 of 5

         Net interest income, before provision for loan losses, for the nine months ended March 31, 1998 increased $881,000 to $8.7 million as compared to $7.8 million for the same period last year. Interest income increased $1.2 million to $23.1 million while interest expense increased $273,000 to $14.4 million for the nine months ended March 31, 1998 as compared to $22.0 million and $14.1 million, respectively, for the nine months ended March 31, 1997.

         Total consolidated assets at March 31, 1998 were $402.0 million as compared to $397.2 million at June 30, 1997. The number of shares outstanding at March 31, 1998 was 1,949,873 and book value per share at that date was $18.54 compared to $17.71 at March 31, 1997.

         On December 15, 1997, Perpetual Midwest Financial, Inc. ("Perpetual"), parent of Perpetual Savings Bank, FSB ("Perpetual Savings") announced that it had signed a definitive agreement with Commercial Federal Corporation ("Commercial"), headquartered in Omaha, Nebraska, pursuant to which Perpetual would merge with Commercial and Perpetual Savings would merge with Commercial Federal Bank, a wholly owned subsidiary of Commercial. The Merger is expected to be completed in Mid 1998.


         Commercial, parent company of Commercial Federal bank, has operations in Nebraska, Kansas, Colorado, Oklahoma and Iowa. Perpetual Savings Bank, FSB, headquartered in downtown Cedar Rapids, Iowa, has four full service branch offices including; Cedar Rapids West, Cedar Rapids East, Cedar Rapids Northeast, and Iowa City, Iowa.

         Perpetual Midwest Financial, Inc's common stock is traded on the NASDAQ National Market under the symbol "PMFI" and Commercial's common stock is traded on the New York Stock Exchange under the symbol "CFB".

         A consolidated financial summary follows (3 pages).

                                     #####

                                      2
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                                 Perpetual Midwest Financial, Inc. Press Release
                                 April 13, 1998
                                 Page 3 of 5

                    PMFI PERPETUAL MIDWEST FINANCIAL, INC.
--------------------------------------------------------------------------------

                       Summary of Financial Highlights

                     - Consolidated Statements of Income-

                                                                      For the 3 mos. ended March 31,
                                                                -----------------------------------------
                                                                       1998                    1997
        (Dollars in Thousands except Per Share Data)               (unaudited)              (unaudited)
        -------------------------------------------------------------------------------------------------
        Interest Income                                         $        7,719              $       7,348

        Interest Expense                                                 4,739                      4,643
                                                                -----------------           -------------

        Net Interest Income                                              2,980                      2,705
                Provision for loan losses                                  280                        271
                                                                -----------------           -------------
        Net Interest Income after
            Provision for Loan Losses                                    2,700                      2,434

        Other Income                                                       519                        465

        Other Expenses                                                   2,228                      2,186

        Income Before Income Taxes                                         991                        713

                Income tax provision                                       363                        279
                                                                -----------------           -------------
        Net Income                                              $          628              $         434
                                                                =================           =============


        Earnings per share                                               $0.34                      $0.24
                                                                =================           =============

        Earnings per share assuming dilution
                Net Income                                               $0.34                      $0.24
                                                                =================           =============


                700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653

                                 Perpetual Midwest Financial, Inc. Press Release April 13, 1998
                                 Page 4 of 5

                    PFMI Perpetual Midwest Financial, Inc.
--------------------------------------------------------------------------------

                                Press Release
                       Summary of Financial Highlights

                     - Consolidated Statements of Income-

                                                                     For the 9 mos. ended March 31,
                                                                ------------------------------------------
                                                                       1998                    1997
        (Dollars in Thousands except Per Share Data)               (unaudited)              (unaudited)
        --------------------------------------------------------------------------------------------------
        Interest Income                                         $       23,108             $       21,954

        Interest Expense                                                14,383                     14,110
                                                                ----------------           ---------------

        Net Interest Income                                              8,725                      7,844
                Provision for loan losses                                  775                      1,048
                                                                ----------------           ---------------
        Net Interest Income after
            Provision for Loan Losses                                    7,950                      6,796

        Other Income                                                     1,412                      1,376

        Other Expenses                                                   6,717                      6,731
                Special SAIF assessment                                    --                       1,485
                                                                ----------------           ---------------
        Total Other Expenses                                             6,717                      8,216

        Income Before Income Taxes                                       2,645                        (44)

                Income tax provision                                     1,024                         (6)
                                                                ----------------           ---------------

        Net Income                                              $        1,621             $          (38)
                                                                ================           ===============

        Earnings per share                                               $0.90                     ($0.02)
                                                                ================           ===============

        Earnings per share assuming dilution
                Net Income                                               $0.87                     ($0.02)
                                                                ================           ===============




                700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653

                                 Perpetual Midwest Financial, Inc. Press Release
                                                                  April 13, 1998
                                                                     Page 5 of 5

                    PFMI Perpetual Midwest Financial, Inc.
--------------------------------------------------------------------------------

                        Summary of Financial Highlights

                       - Consolidated Balance Sheets -

                                                                      March 31,               June 30,
                                                                        1998                    1997
                                                                    (unaudited)               (audited)
        --------------------------------------------------      -----------------         -----------------
        Assets
            Cash and due from financial institutions            $      8,155,633          $      6,066,803
            Interest-bearing balances in financial inst.               5,650,389                20,933,322
                                                                -----------------         -----------------
                Cash and cash equivalents                             13,806,022                27,000,125

            Securities:
                  Trading portfolio                                      346,075                   756,625
                  Available-for-sale                                  22,603,496                41,143,033
                  FHLB stock                                           4,640,900                 4,640,900
            Loans held for sale                                          469,640                   889,367
            Loans receivable, net                                    348,857,197               310,522,161
            Accrued interest and dividend receivable                   2,452,073                 2,589,365
            Premises and equipment, net                                6,888,020                 7,203,686
            Other assets                                               1,887,779                 2,484,211
                                                                -----------------         -----------------
                Total Assets                                    $    401,951,202          $    397,229,473
                                                                =================         =================

        Liabilities
            Deposits                                            $    320,634,910          $    305,165,267
            Borrowed funds                                            40,120,077                52,203,351
            Advances from borrowers for taxes & ins.                     377,816                   828,198
            Accrued interest payable                                   2,436,505                 3,021,590
            Other liabilities                                          2,233,343                 2,121,405
                                                                -----------------         -----------------
                Total Liabilities                               $    365,802,651          $    363,339,811

        Stockholders' Equity
            Common stock (2,123,984 shares)                     $         21,240          $         21,240
            Additional paid in capital                                20,337,820                20,712,302
            Retained earnings-substantially restricted                19,416,383                18,367,609
            Unrealized holding gains/losses-available-for-sale              (151)                 (129,204)
            Less:  Common stock acquired                              (2,930,707)               (4,039,766)
                   Employee stock ownership plan                        (558,034)                 (610,542)
                   Unearned compensation                                (138,000)                 (431,977)
                                                                -----------------         -----------------
                Total Stockholders' Equity                      $     36,148,551          $     33,889,662

        Total Liabilities and
                Stockholders' Equity                            $    401,951,202          $    397,229,473
                                                                =================         =================

                700 First Avenue NE, Cedar Rapids, Iowa 52401
                 P.O. Box 1302, Cedar Rapids, Iowa 52406-1302
                  Phone: (319) 366-1851; Fax: (319) 369-5653